SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar
Investments in the Custody of
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1.    Investment Company Act File Number:    Date examination completed:

               811-4299                            October 20, 2003

2. State identification Number:

AL       AK       AZ       AR       CA      CO
CT       DE       DC       FL       GA      HI
ID       IL       IN       IA       KS      KY
LA       ME       MD       MA       MI      MN
MS       MO       MT       NE       NV      NH
NJ       NM       NY       NC       ND      OH
OK       OR       PA       RI       SC      SD
TN       TX       UT       VT       VA      WA
WV       WI       WY       PUERTO RICO

Other  (specify):

3. Exact name of investment company as specified in registration statement:

     IDS Life Series Fund, Inc.

4. Address of principal executive office (number,street,city,state,zip code):

     200 AXP Financial Center, Minneapolis, MN 55474


          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

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                           Independent Auditors' Report


To the Board of Directors of
IDS Life Series Fund, Inc.:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 that Equity Portfolio, Equity Income Portfolio, Government Securities Portfolio, Income Portfolio, International Equity Portfolio, Managed Portfolio, and Money Market Portfolio of IDS Life Series Fund, Inc. (the Portfolios) complied with the provisions of subsection (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of July 31, 2003 and during the period from June 30, 2003 (the date of our last examination) through July 31, 2003. Management is responsible for the Portfolios' compliance with those provisions. Our responsibility is to express an opinion on management's assertion about the Portfolios' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Portfolios' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of July 31, 2003 and the period from June 30, 2003 through July 31, 2003, with respect to securities transactions:

o Count and inspection of all securities located in the vault, if any, of American Express Trust Company, the Custodian, without prior notice to management;

o Confirmation of all securities, if any, held by institutions in book entry form (Wells Fargo Bank Minnesota, N.A., The Bank of New York, and The Depository Trust Company);

o Confirmation or examination of underlying documentation of all securities purchased but not received, hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges and/or transfer agents;

o Reconciliation of all such securities to the books and records of the Portfolios and the Custodian; and

o    Test of selected security transactions since the date of our last report.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Portfolios' compliance with the specified requirements.

In our opinion, management's assertion that the Portfolios were in compliance with the above mentioned provisions of Rule 17f-2 of the Investment Company Act of 1940 as of July 31, 2003 and for the period from June 30, 2003 through July 31, 2003 is fairly stated in all material respects.

This report is intended solely for the information and use of management of the Portfolios and the Securities and Exchange Commission and should not be used for any other purpose and is not intended to be and should not be used by anyone other than these specified parties.




/s/ KPMG LLP
------------
    KPMG LLP
    Minneapolis, MN
    October 20, 2003








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            Management Statement Regarding Compliance With Certain
               Provisions of the Investment Company Act of 1940



We, as members of management of Equity Portfolio, Equity Income Portfolio, Government Securities Portfolio, Income Portfolio, International Equity Portfolio, Managed Portfolio, and Money Market Portfolio of IDS Life Series Fund, Inc. (the Portfolios) are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Portfolios' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of July 31, 2003 and from June 30, 2003 through July 31, 2003.

Based on this evaluation, we assert that the Portfolios were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 31, 2003 and from June 30, 2003 through July 31, 2003, with respect to securities reflected in the investment account of the Portfolios.



AMERICAN EXPRESS FINANCIAL CORPORATION

By: /s/ Jeffrey P. Fox
    ------------------
        Jeffrey P. Fox, Vice President-Investment Accounting